Exhibit 99.1

Orion Engineered Carbons Announces Executive Transition
Jack Clem to Join Board of Directors
Board of Directors Appoints Corning Painter as Chief Executive Officer
LUXEMBOURG, September 4, 2018 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that Jack L. Clem, 65, who has served as CEO since 2011, will retire from his role. He will be nominated to join the Board of Directors and during a transition period will act as an advisor to the company. Corning F. Painter, 55, a longtime senior executive formerly at Air Products and Chemicals, Inc., was named Chief Executive Officer. He will also be nominated to join the Board of Directors.
“It has been my sincere pleasure to work with Jack Clem over the last several years,” said Dan F. Smith, Chairman of Orion’s Board of Directors. “Under Jack’s leadership, Orion has firmly strengthened its position as a world leader in Carbon Black, establishing a standard for excellence and delivering industry-leading performance. On behalf of Orion’s Board of Directors and all of its employees, I want to thank Jack for his immeasurable contributions and look forward to a continuing, mutually fruitful relationship as we welcome him to the Board of Orion.
“At the same time, we are delighted to welcome Corning Painter to the Orion family. He brings decades of international experience managing financial and operational performance, delivering shareholder value, and inspiring teams,” continued Mr. Smith. Painter, a seasoned senior executive, previously ran Air Products’ $8 billion industrial gas business, the principle business of the publicly-traded Fortune 250 industrial gas company. He was identified during a broad executive search process and stood out because of his track record in the international chemical industry.
“It is with complete confidence that I transition the role of chief executive to Corning Painter,” said Clem. “With his deep technical experience in the chemical industry and his outstanding functional competence in global businesses, OEC will be well-positioned to continue its growth as we further penetrate emerging markets and build on the success of our technical and specialty capabilities.”
Painter began his career at Air Products in 1984 as part of the company’s career development program. He rose through the ranks, progressing through a variety of commercial and operations positions in the U.S. and overseas, and was rapidly promoted several times over the last several years, holding leadership positions in operations, supply chain, corporate strategy and technology. He held the position of Executive Vice President, Industrial Gases until he left the company at the end of June, 2018.
“I am excited to join the Orion team,” said Painter. “Orion has consistently delivered financially, and successfully advanced their strategy of focusing on more differentiated carbon blacks. I look forward to building upon this momentum and the strategy that the Orion team has put in place to deliver results for our shareholders and employees.”

Exhibit 99.1

Painter holds a bachelor’s degree in chemical engineering from Carnegie Mellon University. A certified professional engineer in Pennsylvania, until recently he was a member of the Board of Directors and Treasurer for the International Oxygen Manufacturers Association, and he serves as Board Chairman for Valley Youth House, a nonprofit organization that provides access to shelter, counseling and life skills for more than 30,000 vulnerable and homeless young people at more than 250 sites in Pennsylvania.
The appointment of Messrs. Clem and Painter to the Board of Directors is subject to approval by shareholders in an extraordinary general meeting to be convened for this purpose on October 16, 2018.
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 13 global production sites and four Applied Technology Centers. The group has approximately 1,426 employees worldwide. For more information, please visit our website www.orioncarbons.com.
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Orion Engineered Carbons S.A.
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Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com

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